FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 12th, 2020

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  001-15094

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release MTS Group Q4 & FY 2019 results

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

2019 HIGHLIGHTS

in RUB bn unless indicated otherwise

MTS Group - Key figures*	Q4 2019	Q4 2018	Change, %	2019	2018	Change, %
Revenue	127.1	122.0	4.1%	476.1	451.5	5.5%
o/w Russia	126.2	121.5	3.9%	472.6	448.1	5.5%
Adjusted OIBDA	51.6	51.1	1.0%	210.3	204.6	2.8%
o/w Russia	53.3	53.0	0.5%	214.6	209.2	2.5%
Operating profit	27.3	27.1	0.9%	114.2	109.0	4.7%
Profit attributable to owners of the Company	5.5	14.2	-60.8%	54.2	6.8	7.9x
Cash CAPEX				91.5	86.5	5.8%
Net debt(1)				280.5	232.8	20.5%
Net debt / LTM Adjusted OIBDA(2)				1.5x	1.2x	n/a
Operating cash flow				106.7	154.4	-30.9%
Free cash flow				55.4	54.8	1.1%
Free cash flow excl. SEC/DOJ payment & cash proceeds from sale of VF Ukraine				73.6	54.8	34.3%

*All profit & loss figures for 2018 and 2019 have been restated to reflect the deconsolidation of MTS’s former Ukraine operations

Alexey Kornya, President & CEO, commented on the results:

I am happy to note that in Q4 we successfully carried our momentum forward from the first nine months of the year and crossed the 2019 finish line at a solid pace. Revenue for the quarter was up 4.1% year-over-year to reach 127.1 billion rubles, driven by core mobile connectivity in Russia, as well as a positive top-line impact from MTS Bank. Group Adjusted OIBDA likewise notched up 1.0% year-over-year in Q4 to reach 51.6 billion rubles.

Altogether, in 2019 we maintained steady growth and delivered on our full-year financial targets when adjusting for the sale of our Ukraine operations. Excluding Ukraine, annual Group revenue increased 5.5% year-over-year to 476.1 billion rubles, with notable top-line contributions from promising new segments, including financial services and systems integration. Group Adjusted OIBDA came in at 210.3 billion rubles, up 2.8% year-over-year.

Beyond core business performance, we also made robust progress on our initiatives to better position the Company for long-term growth:

•                            Geographically, we de-risked our international exposure, streamlined our profile, and put a sharper focus on our core market.

•                            Organizationally, we established a matrix structure built around four business verticals- Telecommunications, Fintech, Media, and B2B & Cloud Solutions-while also appointing talented new leaders, empowering our horizontal functions, and embracing agile best practices.

•                            Strategically, we launched a new three-year growth strategy-Customer Lifetime Value 2.0-to build out a digital ecosystem on top of our existing strong telecommunications foundation.

(1) Excluding lease obligations

(2) Excluding the effects of new IFRS 15 and 16

•                       Operationally, we continued to invest in improving 4G coverage and network quality, while also moving toward right-sizing our retail footprint to drive long-term value creation.

•                            Financially, we took proactive steps to optimize our debt portfolio amid a lowering interest rate environment, and placed smart bets in promising new growth areas.

As a result of our performance, I am happy to note we exceeded our first-year commitment under our new three-year dividend policy, having returned RUB 28.66 per ordinary MTS share (RUB 57.32 per ADR) to investors as dividends in calendar year 2019.

Looking ahead this year, we expect to continue to operate amid a relatively stable competitive environment. In 2020, we forecast Group revenue to increase around 3%, with OIBDA remaining roughly flat while aiming for some upside. We expect CAPEX for the year to come in around RUB 90 bn.

Going forward, our strategic imperatives are clear: maintain leadership in mobile connectivity, while pursuing new growth opportunities in digital products and services. We are well-positioned for success. We have a leading position, a leading brand, and a leading team in one of the world’s most fertile environments for homegrown digital businesses. We look forward to continuing to deliver for our shareholders in 2020 and beyond.

in millions unless indicated otherwise

Mobile subscribers	Q4 2019	Q3 2019		Q-o-Q Change, %	Q4 2018		Y-o-Y Change,%
Total	86.9	106.5	*	n/a	105.3	*	n/a
Russia	79.1	78.8		0.3%	78.0		1.4%
Armenia	2.2	2.2		-0.4%	2.1		3.7%
Belarus (3)	5.6	5.6		stable	5.5		2.9%

* including 19.7m and 19.8m subscribers in Ukraine as of the end of Q4 2018 and Q3 2019, respectively

(3) MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated

KEY CORPORATE DEVELOPMENTS

M&A AND INVESTMENTS

In 2019, MTS increased its stake in MTS Bank to 99.7% as a result of two transactions with Sistema PJSFC, the majority shareholder of MTS: (1) a 39.48% stake for RUB 11.4 bn in February 2019, (2) a 4.5% stake for RUB 1.4 bn in December 2019 that also saw Sistema fully exit as a shareholder in MTS Bank. The transactions were in line with MTS’s strategy to deepen penetration of financial services within its customer base of nearly 80 million subscribers.

***

In January 2019, MTS announced the acquisition of 100% of the share capital of IT-Grad 1 Cloud LLC, one of Russia’s leading cloud service providers, for RUB 2.5 bn (including net debt). The transaction significantly expanded MTS’s footprint in the promising cloud services market.

***

In November, MTS announced the signing of a binding agreement to sell its telecommunications operations in Ukraine. Total consideration upon the date of disposal amounted to USD 689 m (including estimated fair value of contingent consideration related to earn out).

***

In January 2020, MTS announced it had made a cash-in investment to support the further development of SWiP, a leading digital platform for Russian retailers that leverages facial recognition technology for payment and loyalty program verification. As a result of the transaction, MTS will own a 15% stake in Swipglobal Ltd (Cyprus), the sole owner of LLC “Smart Wallet”, which operates in Russia under the SWiP brand.

***

In January 2020, MTS announced it had acquired a 7.5% stake for RUB 187.7 m in Just AI Ltd., a leader in the Russian market for conversational AI solutions such as voice assistants powered by artificial intelligence technology.

***

In February, 2020, MTS announced it had acquired a 51% stake in Zelenaya Tochka Group, a regional connectivity company comprised of 13 providers of broadband and digital TV services with operations across 12 Russian cities.

CORPORATE NEWS

In August, Inessa Galaktionova was appointed First Vice President for Telecommunications and Vyacheslav Nikolaev was appointed First Vice President for Customer Experience & Marketing.

***

In September, Igor Mishin was appointed Vice President for Media to lead MTS’s content aggregation and distribution strategy across OTT, IPTV, mobile, and satellite.

***

In March 2019, MTS announced that it had reached a resolution with the U.S. Department of Justice (DOJ) and a settlement with the U.S. Securities and Exchange Commission (SEC) relating to previously disclosed investigations concerning MTS’s former subsidiary in Uzbekistan. Under the agreements, MTS paid the total penalty of USD 850 million.

***

In October, the MTS Board of Directors (“BoD” or “the Board”) approved an updated Group strategy for the period 2020-2022, as well as confirmed the continued suitability of MTS’s current listing structure on the New York Stock Exchange (NYSE) and the Moscow Exchange (MOEX).

***

In November, the MTS BoD approved the appointment of Tatyana Chernysheva as Vice President for Human Resources and Dmitry Khalin as Vice President for Cloud & Digital Solutions (effective January 1).

***

In November, the MTS BoD called for and set December 30, 2019 as the date for an EGM. The Board recommended the EGM approve special dividends in the amount of RUB 13.25 per ordinary MTS share (RUB 26.50 per ADR), or in total of RUB 26.5 bn (RUB 26,478,321,820.75) based on the Company’s performance in the first nine months of 2019 and taking into consideration the deal to sell VF Ukraine PrJSC.

***

In December, the EGM approved the BoD’s recommendation and set the record date for shareholders entitled to receive the special dividend for January 10, 2020.

***

In December, the MTS BoD called for an additional Extraordinary General Meeting of shareholders (the “EGM”) on February 14, 2020, with January 10, 2020 as the shareholder record date to participate.

***

In February 2020, the EGM voted to approve the reorganization of MTS PJSC through the consolidation of certain subsidiaries, as well as amendments to the Charter of MTS PJSC in relation to the reorganization and certain business procedures and to provide additional flexibility in investing in startups.

BONDS & LOANS

In 2019, MTS issued multiple series of ruble- denominated, exchange-traded bonds on MOEX as part of the Company’s efforts to optimize its debt portfolio amid a declining interest rate environment:

Issuance date	Amount (RUB)	Maturity	Coupon
Jan. 2019	10 bn	5 years	8.70%
Apr. 2019	5 bn	3.5 years	8.40%
Apr. 2019	7.5bn	5.5 years	8.60%
Jun. 2019	15 bn	6 years	8.00%
Jul. 2019	10 bn	7 years	7.90%
Oct. 2019	15 bn	4 years	6.85%
Dec. 2019	10 bn	3 years	6.45%

***

In May, Standard & Poor’s revised their outlook on MTS’s credit rating from stable to positive, while affirming a ‘BB’ rating. Similarly, Fitch Ratings revised their outlook on MTS from negative to stable, while affirming a ‘BB+’ rating.

***

In June, MTS announced the full early repayment of a 10-year USD-denominated credit facility secured in 2014 and backed by EKN, Sweden’s Export Credit Agency. The outstanding balance paid was USD 163.9 m.

***

In September, MTS announced the improvement of financing terms with Sberbank via the restructuring of an existing 70-billion-ruble credit facility and the opening of a new 50-billion-ruble credit line.

***

In September, MTS announced the improvement of financing terms with VTB Bank via the opening of a 55-billion-ruble credit line and full early repayment of an existing 50-billion-ruble loan.

***

In December 2019, MTS fully repaid a RUB 40 bn loan with Sberbank, as well as a RUB 25 bn loan with VTB Bank.

***

In December 2019, the RAEX (Expert RA) rating agency upgraded its rating for MTS from ruAA to ruAA+ with a stable outlook, citing the Company’s solid core business performance, further potential for debt optimization, and steady revenue diversification.

SHAREHOLDER REMUNERATION

In March 2019, the MTS Board of Directors approved a new dividend policy for the period 2019-2021, aiming to pay at least RUB 28.0 per ordinary MTS share (RUB 56.0 per ADR) per calendar year. Dividends will continue to be paid on a semi-annual basis and may be influenced by a number of factors, including cash flow from operations, capital expenditures, and debt position.

***

In May, MTS completed the buyback program launched on July 2, 2018 to repurchase up to RUB 30 bn of the Company’s shares. Under the program, the Company’s wholly-owned subsidiary Bastion LLC acquired a total of 113,487,402 shares of Common Stock (including shares of Common Stock represented by ADSs) representing 5.68% of share capital issued by MTS for a total of RUB 29.8 bn.

***

At the Annual General Meeting (AGM) in June, MTS shareholders approved a final 2018 annual dividend of RUB 19.98 per ordinary share (RUB 39.96 per ADR), or a total of RUB 39.9 bn (RUB 39,927,310,941.78) based on FY 2018 financial results. The dividend payment was completed by August 13, 2019.

***

In September, the EGM approved dividends based on H1 2019 results of RUB 8.68 per ordinary MTS share (RUB 17.36 per ADR), or a total of RUB 17.3 billion (RUB 17,345,798,747.48). Payment was completed in November 2019, bringing total dividends paid in 2019 to RUB 28.66 per ordinary MTS share (RUB 57.32 per ADR), fulfilling the first- year commitment under the Company’s new three-year dividend policy.

***

In February 2020, MTS completed payments of the special dividend approved by the EGM held on December 30, 2019 based on the Company’s 9M 2019 financial results and taking into consideration the sale of VF Ukraine PrJSC. The special dividend amounted to RUB 13.25 per ordinary MTS share (RUB 26.50 per ADR), with a total payout of RUB 26.5 bn (RUB 26,478,309,511.50).

CLV 2.0 STRATEGY (2020-2022)

In November, MTS unveiled its refreshed strategy for the period 2020-2022 at its 2019 Investor Day in Moscow. The new strategy, CLV 2.0 — Customer Lifetime Value 2.0 — is aimed at maintaining leadership in mobile connectivity while building out an ecosystem of enhanced services to capture additional value over the entire customer lifetime. The event was watched by over 400 attendees and remote viewers, with coverage in leading regional and global business media outlets, including RBC, Light Reading, and The Financial Times.

ESG

In September, MTS announced it had joined a global GSMA-led initiative to develop a mobile industry climate action roadmap in line with the Paris Agreement. As part of the initiative, MTS for the first time began disclosing data about its environmental impact via the internationally recognized CDP disclosure system, including scope-1 and -2 greenhouse gas (GHG) emissions.

***

In January 2020, CDP awarded MTS a score of “awareness” (C) for its 2019 climate data submission, placing MTS among the top seven Russian companies out of the 60+ scored by CDP.

***

In February 2020, MTS was named a leader in both sustainability rankings of the Russian Union of Industrialists & Entrepreneurs (RSPP): (1) leadership in ESG disclosure, and (2) recent progress in improving ESG transparency. As a result, the Moscow Exchange (MOEX) reaffirmed MTS will continue to be included in both of its ESG indices in 2020.

DIGITAL NEWS

In November, MTS became a founding member of the AI-Russia Alliance, Russia’s premier business association for cooperation in artificial intelligence.

***

In December, MTS selected 19 projects to advance to the pilot phase under the MTS Startup Hub accelerator initiative. Over 450 projects were submitted for consideration with eight winners in the category of “Customer Service,” two in “#CloudMTS,” two in “E-commerce,” and seven in “Ticketing Services.” The project teams will now begin test implementation in partnership with MTS.

CONNECTIVITY LEADERSHIP

In October, MTS launched a 5G Center in Moscow to serve as a platform for startups developing 5G use cases. Nine startups were engaged for the first stage of operations at the center, which is located within Moscow’s Technograd innovation complex at the VDNKh park.

***

In January 2020, MTS together with Ericsson launched the first private industrial 5G network in Russia at the KAMAZ plant in Naberezhnye Chelny, the country’s largest heavy truck manufacturing facility.

***

In January 2020, MTS became the first Russian operator to launch network service in Antarctica, providing coverage at the country’s Progress Research Station.

PARTNERSHIPS

In February 2019, MTS and Ericsson signed a 5G roadmap agreement for the period 2019-2022, providing for long-term technology cooperation in fifth-generation connectivity.

***

In June, MTS signed a 5G cooperation agreement with Huawei for the 2019-2020 period. Under the agreement, the companies plan to work together on mapping out and deploying 5G and IoT technology and solutions that leverage MTS’s existing network infrastructure.

***

In December, MTS joined the Telecom Infra Project (TIP), with plans to participate in the development of open radio access networks (Open-RAN), backbone network standards, as well as general purpose processing platforms (GPPP) based on software- defined networks (SDN) and network functions virtualization (NFV).

GROUP PERFORMANCE

in RUB bn unless indicated otherwise

MTS Group - Key figures*	Q4 2019	Q4 2018	Change, %	2019	2018	Change, %
Revenue	127.1	122.0	4.1%	476.1	451.5	5.5%
Adjusted OIBDA	51.6	51.1	1.0%	210.3	204.6	2.8%
margin	40.6%	41.9%	-1.3pp	44.2%	45.3%	-1.1pp
Profit attributable to owners of the Company	5.5	14.2	-60.8%	54.2	6.8	+7.9x
margin	4.4%	11.6%	-7.2pp	11.4%	1.5%	+9.9pp

*All figures for 2018 and 2019 have been restated to reflect the deconsolidation of MTS’s former Ukraine operations

In Q4 2019, MTS saw solid Group revenue performance, increasing 4.1% year-over-year to RUB 127.1 bn when excluding the impact of Ukraine operations that were divested in December 2019. The two biggest top-line growth drivers were, roughly equally, mobile service revenue in Russia and MTS Bank. Sales of goods were roughly flat in Q4 year-over-year, with positive top-line dynamics in B2B software sales offset by lower B2C retail sales of handsets and accessories.

For the full-year, Group revenue was up 5.5% to RUB 476.1 bn versus 2018, driven by sustained growth in core mobile connectivity, as well as impacts from adjacent segments-including financial services, integration, and sales of software-which were partially offset by a slight decrease in sales of handsets and accessories. While the full-year impact from MTS Bank reflected a non- comparable base from a half-year of consolidation in 2018, in H2 2019 Bank revenue surged 40.8% year-over-year on a like-for-like basis in line with MTS’s strategy to deepen penetration of financial services into the Company’s mobile subscriber base.

Group Adjusted OIBDA in Q4 2019 remained roughly flat, up 1.0% year-over-year to reach RUB 51.6 bn. Adjusted OIBDA was supported by core business performance, which was to a large extent offset by other expenses, with the two largest impacts roughly equally coming from year-end MTS Bank provisions and allowance for bad debt. For the full year, Adjusted OIBDA was up 2.8% to reach RUB 210.3 bn, with negative headwinds from the cancellation of on-net internal roaming more than offset by increasing profit from core connectivity services. Adjusted OIBDA margin stood at 44.2% for FY2019.

Group net profit for the quarter was RUB 5.5 bn. The negative year-over-year dynamic was mostly due to a non-cash loss recognition from the divestment of MTS’s Ukraine operations. For the twelve months ended December 31, 2019, net profit amounted to RUB 54.2 bn, a roughly eight-fold increase year-over-year, largely due to the provision in 2018 regarding the DOJ/SEC settlement regarding MTS’s former operations in Uzbekistan. In addition, positive dynamics in operating profit were offset by: (1) higher interest expenses, of which roughly half were related to non-cash impacts from IFRS 9 reporting requirements; (2) results of our operations with derivative instruments; and (3) the loss recognition from the divestment of MTS’s Ukraine operations.

Group Adjusted OIBDA Factor Analysis (RUB bn) (4)

Group Net Profit Factor Analysis (RUB bn) (4)

* Discontinued operations in Ukraine and sale of 18.69% stake in Ozon

(4) Totals may add up differently due to rounding

LI QUIDITY AND CASH FLOW

in RUB bn unless indicated otherwise

	As of	As of
Debt & Liquidity (5)	December 31, 2019	September 30, 2019
Current portion of LT debt	71.8	98.7
LT debt	271.7	277.3
Total debt	343.6	376.0
less:
Cash and cash equivalents	38.1	52.5
ST investments	25.6	15.7
LT deposits	0.1	0.1
SWAPs	0.3	0.6
Effects of hedging of non-ruble denominated debt	-1.0	0.1
Net debt	280.5	307.0

At the end of the year, total debt amounted to RUB 343.6 bn (excluding debt issuance costs). Amid a favorable interest rate environment, MTS continued to take active steps to further optimize its debt portfolio. In the reporting period, MTS issued RUB 25 bn in exchange-traded bonds: (1) RUB 15 bn with a maturity of 4 years and a coupon rate of 6.85%, and (2) RUB 10 bn with a maturity of 3 years and a coupon rate of 6.45%.

Net debt to LTM Adjusted OIBDA(6) ratio

The Group’s Net debt to LTM Adjusted OIBDA slightly decreased, standing at 1.5x at the end of Q4 2019, excluding the effects of IFRS 15 and 16 standards.

Weighted average interest rates (as of December 31, 2019)

As a result of ongoing debt optimization, the Company’s gross debt weighted average interest notched downward to 7.7% as of December 31, 2019.

Gross debt structure by currency(7)

At the end of the quarter, non-ruble debt comprised roughly 8% of gross debt, largely consisting of two outstanding Eurobonds due in 2020 and 2023. The Group’s net debt position remained 100% ruble- denominated.

(5) Excluding lease obligations

(6) Excluding the effect of IFRS 15 and 16

(7) Including FOREX hedging in the amount of USD 300.0m as of December 31, 2019

SHAREHOLDERS REMUNERATION

*Totals may add up differently due to rounding

In Q4, MTS completed its regular dividend payment based on H1 2019 financial results, which amounted to RUB 8.68 per ordinary MTS share (RUB 17.36 per ADR), or a total of RUB 17.3 billion (RUB 17,345,798,747.48).

For calendar year 2019, total dividends paid came to RUB 28.66 per ordinary MTS share (RUB 57.32 per ADR), or a total of RUB 57.3 bn (RUB 57,273,091,127.84). As a result, the Company slightly exceeded its commitment under the new dividend policy for the 2019-2021 period, which provides for a minimum annual payout of RUB 28.0 per ordinary share (RUB 56.0 per ADR).

In addition, in 2019 MTS repurchased RUB 14.9 bn of the Company’s shares under a buyback program launched in July 2018 and completed in May 2019. Total repurchases in H2 2018 and H1 2019 amounted to RUB 29.8 bn for 113,487,402 shares of Common Stock (including shares of Common Stock represented by ADSs), equivalent to 5.68% of overall issued share capital.

in RUB bn unless indicated otherwise

Cash CAPEX	2019	2018
Russia	81.8	75.1
as % of revenue	17.3%	16.8%
Ukraine (8)	8.2	9.3
as % of revenue	22.3%	31.4%
Armenia (9)	1.5	2.0
as % of revenue	19.7%	26.4%
Group (8),(9)	91.5	86.5
as % of revenue	n/a	n/a

Full-year capital expenditures in 2019 amounted to RUB 91.5 bn. In Russia, Cash CAPEX/Sales for the year stood at 17.3%.

Cash CAPEX was driven by the Company’s continuing investment in core network infrastructure, with a focus on enhancing connectivity coverage and quality for customers.

In Q4, over 5,100 additional MTS base stations were brought online in 78 Russian regions, including more than 3,700 new 4G base stations. The population coverage of MTS’s LTE network remained roughly steady at 74%, reflecting the prioritization of increasing network quality, as well as analytical changes aimed at improving the estimation methodology. For the year, MTS built more than 22,800 base stations in total.

(8) Excluding costs of RUB 5.5 bn related to the purchase of 4G licenses in Ukraine in 2018

(9) Excluding costs of RUB 0.3 bn related to the purchase of 4G licenses in Armenia in 2019 in RUB bn unless indicated otherwise

Cash Flow	2019	2018
Net cash provided by operating activities adjusted for:	106.7	154.4
Purchases of property, plant and equipment	-68.5	-64.7
Purchases of intangible assets(8),(9)	-23.0	-21.8
Cost to obtain and fulfill contracts, paid	-4.7	-4.8
Purchase of Avantage	—	-7.6
Proceeds from sale of property, plant and equipment	6.5	5.9
Acquisition of subsidiaries	-2.1	-3.4
Proceeds from sale of subsidiaries	37.4	0.6
Investments in associates	-0.1	-3.9
Proceeds from sale of associates	3.1	-
Free cash flow	55.4	54.8
Free cash flow excluding SEC/DOJ payment & cash proceeds from sale of VF Ukraine	73.6	54.8

For the twelve months ended December 31, 2019, free cash flow amounted to RUB 55.4bn.

Free cash flow in 2019 was impacted by a one-time payment in Q1 under the resolution with the DOJ and settlement with the SEC, as well as the completion of the sale of VF Ukraine PrJSC in Q4. Excluding these transactions, free cash flow for the year would have been RUB 73.6 bn.

Excluding one-offs, free cash flow in 2019 increased 34% year-over-year, supported by core operational performance while negatively impacted by higher financing costs and capital expenditures. In addition, the Company saw higher expenses in 2018 related to acquisition transactions and the purchase of Avantage.

RUSSIA

in RUB bn unless indicated otherwise

Russia highlights	Q4 2019	Q4 2018	Change, %	2019	2018	Change, %
Revenue	126.2	121.5	3.9%	472.6	448.1	5.5%
mobile	81.8	79.3	3.3%	320.1	312.6	2.4%
fixed	15.0	15.3	-1.5%	60.1	60.4	-0.5%
bank	9.0	6.3	43.5%	29.8	11.9	151.8%
integration services	2.7	2.7	0.1%	10.3	7.4	39.2%
other services	0.7	0.6	19.8%	1.5	1.3	20.5%
sales of goods	21.7	21.7	0.2%	69.4	69.2	0.3%
Adjusted OIBDA	53.3	53.0	0.5%	214.6	209.2	2.5%
margin	42.2%	43.6%	-1.4pp	45.4%	46.7%	-1.3pp
Net profit	49.9	19.3	158.5%	99.0	68.1	45.3%
margin	39.5%	15.9%	23.6pp	20.9%	15.2%	5.7pp

In Q4 2019, revenue in Russia saw a solid 3.9% year-over-year increase to reach RUB 126.2 bn on the back of a surging top-line contribution from MTS Bank, as well as accelerating growth in mobile service revenue.

Russia Adjusted OIBDA grew 0.5% year-over-year in Q4, reaching RUB 53.3 bn supported by solid top- line performance. Russia Adjusted OIBDA margin in the quarter stood at 42.2%.

Amid a rational competitive environment, MTS saw growth in core mobile service revenue accelerate in Q4, increasing 3.3% year-over-year to reach RUB 81.8 bn. The growth uptick in mobile connectivity also reflected the easing of regulatory headwinds in H2 2019. The number of active subscribers on the Company’s network saw solid growth of 1.4% year-over-year, standing at 79.1m at the end of Q4 2019.

Revenue from MTS’s fixed business decreased slightly year-over-year by 1.5% to RUB 15.0 bn.

Revenue	Q4 2019	Q4 2018	Change, %
Total	15.0	15.3	-1.5%
B2C	7.7	7.7	0.7%
B2B+B2G+B2O	7.3	7.6	-3.8%

According to MTS’s analysis, the Company’s share of the Moscow B2C broadband market share grew to 42.0% and its pay-TV market share to 45.5% at the end of 2019. MTS continued to see growing adoption of its blistering FTTH GPON connectivity, reaching nearly 2.1 m subscribers in Moscow across B2C and B2B segments.

In Q4 2019, the top-line impact from MTS Bank to Group revenue surged 43.5% year-over-year to reach RUB 9.0 bn. This reflected the Bank’s ongoing efforts to grow its loan portfolio, including by leveraging Big Data analytics for enhanced credit scoring and risk assessment.

MTS’s integration business saw strong full-year performance, up 39.2% year-over-year in 2019 to reach RUB 10.3 bn. Revenue from other services, including Esports and event ticketing, likewise saw solid full-year growth of 20.5% year-over-year to RUB 1.5 bn.

Revenue contribution from sales of goods in Q4 2019 was roughly flat overall, up 0.2% year-over-year to RUB 21.7 bn. Sales of goods in Q4 saw a surge as a result of large corporate software orders, which were offset by a decline in sales of handsets and accessories. For the year, retail sales were roughly flat, declining 1.6% to RUB 58.9 bn, which reflected slowing dynamics in the global and regional smartphone market, as well as steps taken by MTS in H2 2019 to optimize the Company’s retail footprint.

According to MTS estimates, annual smartphone sales in Russia in 2019 were roughly flat in unit terms at 30 million devices (up 1% year-over-year), with a total market size around 495 billion rubles. At the same time, consumers increasingly preferred higher-end devices, with the price of the average smartphone sold in Russia in 2019 rising 6.1% year-over-year to RUB 16,600, on our estimates. Moreover, 2019 saw surging sales of new kinds of smart devices that further enhance the modern digital lifestyle. In particular, wireless earbuds were a must-have hot new product in 2019, with unit sales increasing more than threefold year-over-year, according to MTS’s market analysis.

All told, by the end of 2019 smartphone penetration on MTS’s network reached 74.5%. In addition, 62.9% of monthly active subscribers were also consumers of mobile data.

MTS Retail (# of stores at the end of the period)(10)

In line with the Company’s announced intention to right-size its retail footprint, MTS reduced its total store count by 202 outlets over the course of H2 2019, standing at 5,679 stores at the end of the year. In addition, revenue from online sales increased 33.1% year-over-year to RUB 2.7 bn in Q4 2019.

1-month active users of MyMTS app (m)

MTS continued to strengthen digital customer care by driving adoption of the MyMTS app. By the end of 2019, over 20.3m subscribers were actively using MyMTS on a monthly basis.

(10) Including franchises

FOREIGN MARKETS: ARMENIA AND BELARUS

in AMD bn unless indicated otherwise

Armenia highlights	Q4 2019	Q4 2018	Change, %	2019	2018	Change, %
Revenue	14.8	15.0	-1.5%	56.6	57.9	-2.2%
OIBDA	6.8	5.6	20.4%	26.9	26.0	3.5%
margin	46.0%	37.6%	8.4pp	47.5%	44.9%	2.6pp
Net profit / loss	2.8	-6.9	n/a	-6.8	-4.6	n/a
margin	18.9%	n/a	n/a	n/a	n/a	n/a

In Armenia, revenue slightly decreased in Q4 2019 by 1.5% year-over-year to AMD 14.8 bn, with negative impacts from lower interconnect rates, as well as a continuing decline in voice service revenue. At the same time, OIBDA increased significantly by 20.4% year-over-year to reach AMD 6.8 bn with OIBDA margin up 8.4 percentage points to 46.0%.

For the year, revenue was down 2.2% to AMD 56.6 bn in 2019 versus 2018, with OIBDA up 3.5% to AMD 26.9 bn. OIBDA margin saw 2.6 percentage points of accretion for the year to reach 47.5%.

MTS’s subscriber base in Armenia held roughly steady from the prior quarter at 2.2 million, up 3.7% year-over-year.

in BYN m unless indicated otherwise

Belarus highlights	Q4 2019	Q4 2018	Change, %	2019	2018	Change, %
Revenue	291.1	252.9	15.1%	1053.0	898.1	17.2%
OIBDA	147.1	124.6	18.1%	559.3	489.6	14.2%
margin	50.5%	49.2%	1.3pp	53.1%	54.5%	-1.4pp
Net profit	71.8	64.3	11.6%	301.9	250.9	20.4%
margin	24.6%	25.4%	-0.8pp	28.7%	27.5%	1.2pp

In Belarus, which is not consolidated, MTS’s operations continued to see impressive double-digit growth. Revenue in Q4 2019 reached BYN 291.1 m, an increase of 15.1% year-over-year. OIBDA likewise saw solid performance, up 18.1% from the prior-year quarter to BYN 147.1 m. OIBDA margin stood at 50.5%.

For the year, revenue was up 17.2% to BYN 1053.0 m on the back of rising data consumption and growth in retail sales. OIBDA for the year increased a solid 14.2% to BYN 559.3 m, with a margin of 53.1%.

The subscriber base in Belarus held stable in Q4 versus the prior quarter, but had increased 2.9% year-over-year to reach 5.6 million.

2020 OUTLOOK

Group Revenue:

For 2020, MTS forecasts around 3% revenue growth, based on the following factors:

•      A rational competitive environment in Russia;

•      Evolving market pricing dynamics;

•      Rising data consumption and weaker voice usage;

•      Possible changes to consumption of roaming services; and

•      Potential macroeconomic and regulatory developments.

Group OIBDA:

MTS forecasts Group OIBDA in 2020 to be roughly flat, with the aim to achieve slightly positive growth, taking into consideration the following factors:

•      Market sentiment and prospective growth in usage of high-value products;

•      Reducing SIM card sales and improving subscriber churn;

•      Ongoing steps to optimize the Group’s retail footprint and associated costs;

•      A high base from a positive one-off in Q1 2019;

•      Higher labor costs in new business segments;

•      Possible changes to consumption of roaming services; and

•      Potential macroeconomic and regulatory developments.

Group CAPEX:

FY2020 CAPEX spending is estimated to be around RUB 90 bn, including required investments under the Yarovaya Law (see below), due to a number of factors:

•      Further incremental improvements and enhancements to LTE networks;

•      Continued investment in digital products and services;

•      Potential broader macroeconomic developments including FX volatility;

•      Development of commercial 5G solutions and introduction into Russian market; and

•      Implementation of infrastructure and spectrum sharing projects within Russia.

Yarovaya Law

Under Russian Federal Law No 374-FZ enacted July 6, 2016 (also known as the “Yarovaya Law”), which governs data storage requirements, telecom operators are required to store voice and SMS communications, as well as Internet traffic for a period of up to six months. MTS forecasts the additional investment in data storage systems necessary to comply with the Yarovaya law at approximately RUB 50 bn over the five-year period H2 2018 through H1 2023 inclusive.

CONFERENCE CALL DETAILS

The management of Mobile TeleSystems (MTS) will be holding a conference call to discuss the Company’s Q4 and FY2019 Financial and Operating Results on March 12, 2020.

The conference call will start at:

Moscow:	18:00
London:	15:00
New York:	11:00

To take part in the conference call, please dial one of the following telephone numbers and enter confirmation code: 84556919#

From Russia:

+7 495 646 93 15 (Local access)

8 800 500 98 63 (Toll free)

From the UK:

+44 207 194 37 59 (Local access)

0800 376 61 83 (Toll free)

From the US:

+1 646 722 49 16 (Local access)

1 844 286 06 43 (Toll free)

A live webcast will also be available at: https://webcasts.eqs.com/mts20200312

A replay of the conference call will be available for 10 days at the following telephone numbers:

From Russia: +7 495 249 16 71 (Local access)

From the UK: +44 203 364 51 47 (Local access)

From the US: +1 646 722 49 69 (Local access)

Replay pass code: 418904620#

This press release provides a summary of the key financial and operating indicators for the period ended December 31, 2019. For full disclosure materials, please visit http://ir.mts.ru/investors/financial-center/financial-results/

CONTACT INFORMATION

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at http://ir.mts.ru/ir-blog/ and follow us on Twitter: @MTS_IR

ATTACHMENTS

Attachment A

Non-IFRS financial measures.

This presentation includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-IFRS financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of profit or loss. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We use the term Adjusted for OIBDA and operating profit where there were items that do not reflect underlying operations that were excluded.

OIBDA and Adjusted OIBDA can be reconciled to our consolidated statements of profit or loss as follows:

Group (RUB bn)	Q4’18	Q1’19	Q2’19	Q3’19	Q4’19
Operating profit	27.1	27.1	27.1	32.6	27.3
Add: D&A	23.9	23.6	24.2	24.1	24.5
Loss from impairment of non-current assets	0.1	—	—	—	-0.1
Adjusted OIBDA	51.1	50.7	51.3	56.7	51.6

Russia (RUB bn)	Q4’18	Q1’19	Q2’19	Q3’19	Q4’19
Operating profit	29.6	28.7	28.8	33.9	29.3
Add: D&A	23.2	23.0	23.5	23.4	24.0
Loss from impairment of non-current assets	0.2	—	—	—	—
Adjusted OIBDA	53.0	51.7	52.3	57.3	53.3

Armenia (RUB m)	Q4’18	Q1’19	Q2’19	Q3’19	Q4’19
Operating profit	92	157	255	374	396
Add: D&A	677	630	657	649	510
OIBDA	769	788	911	1 023	906

Adjusted OIBDA margin can be reconciled to our operating margin as follows:

Group	Q4’18	Q1’19	Q2’19	Q3’19	Q4’19
Operating margin	22.2%	24.7%	23.3%	26.5%	21.5%
Add: D&A	19.6%	21.5%	20.8%	19.6%	19.3%
Loss from impairment of non-current assets	0.1%	—	—	—	-0.1%
Adjusted OIBDA margin	41.9%	46.2%	44.1%	46.1%	40.6%

Russia	Q4’18	Q1’19	Q2’19	Q3’19	Q4’19
Operating margin	24.4%	26.3%	24.9%	27.8%	23.2%
Add: D&A	19.1%	21.1%	20.4%	19.2%	19.0%
Loss from impairment of non-current assets	0.1%	—	—	—	—
Adjusted OIBDA margin	43.6%	47.4%	45.3%	47.0%	42.2%

Armenia	Q4’18	Q1’19	Q2’19	Q3’19	Q4’19
Operating margin	4.4%	8.7%	13.8%	18.8%	20.1%
Add: D&A	33.0%	34.8%	35.5%	32.5%	25.9%
OIBDA margin	37.4%	43.5%	49.2%	51.3%	46.0%

Definitions

Total debt. Total debt represents short-term and long-term debt excluding lease obligations and debt issuance costs.

Net debt. Net debt represents total debt less cash and cash equivalents, short-term investments, long-term deposits, SWAP and currency hedging. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. Our net debt calculation may not be similar to the net debt calculation of other companies. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS.

Free Cash Flow. Free cash flow is represented by net cash from operating activities less cash used for certain investing activities. Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Our free cash flow calculation may not be similar to the free cash flow calculation of other companies. Because free cash flow is not based in IFRS and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our consolidated statement of cash flows or other information prepared in accordance with IFRS.

Subscriber. We define a “subscriber” as an organization or individual, whose SIM-card:

•                  shows traffic-generating activity or

•                  accrues a balance for services rendered or

•                  is replenished or topped off

over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period.

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2019 and As of December 31, 2018

(Amounts in millions of RUB)

	As of December 31,	As of December 31,
	2019	2018
NON-CURRENT ASSETS:
Property, plant and equipment	265,479	276,443
Investment property	2,986	2,177
Right-of-use assets	138,817	149,007
Intangible assets	118,404	135,069
Investments in associates and joint ventures	6,450	10,735
Deferred tax assets	9,975	11,190
Other non-current non-financial assets	4,981	5,038
Bank deposits and loans	53,472	30,653
Other investments	11,195	16,873
Accounts receivable (related parties)	10,787	2,545
Other non-current financial assets	6,776	7,329
Total non-current assets	629,322	647,059

CURRENT ASSETS:
Inventories	15,515	18,654
Trade and other receivables	35,595	34,543
Accounts receivable (related parties)	5,872	6,385
Bank deposits and loans	39,370	32,385
Short-term investments	25,618	47,863
VAT receivable	9,350	7,415
Income tax assets	4,301	3,887
Assets held for sale	497	2,694

Advances paid and prepaid expenses and other non financial current assets	5,842	5,546
Other financial current assets	14,558	25,487
Cash and cash equivalents	38,070	84,075
Total current assets	194,588	268,934

Total assets	823,910	915,993

EQUITY:
Equity attributable to owners of the Company	33,068	65,274
Non-controlling interests	3,326	12,291
Total equity	36,394	77,565

NON-CURRENT LIABILITIES:
Borrowings	271,573	365,072
Lease obligations	140,080	144,740
Deferred tax liabilities	17,866	24,439
Provisions	4,761	3,391
Bank deposits and liabilities	1,805	2,633
Other non-current financial liabilities	955	481
Other non-current non-financial and contract liabilities	2,019	2,201
Total non-current liabilities	439,059	542,957

CURRENT LIABILITIES:
Borrowings	71,746	3,063
Lease obligations	15,228	15,812
Provisions	11,526	70,911
Trade and other payables	71,808	53,623
Accounts payable (related parties)	558	1,301
Bank deposits and liabilities	136,147	108,821
Income tax liabilities	784	1,792
Other current financial liabilities	1,424	4,648
Other current non-financial and contract liabilities	39,236	35,500
Total current liabilities	348,457	295,471

Total equity and liabilities	823,910	915,993

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2019 AND 2018

(Amounts in millions of RUB except per share amount)

	Twelve months ended	Twelve months ended	Three months ended	Three months ended
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018

Service revenue	406,839	382,698	105,419	100,616
Sales of goods	69,267	68,768	21,644	21,406
Revenue	476,106	451,466	127,063	122,022

Cost of services	(114,995)	(104,929)	(29,303)	(28,314)
Cost of goods	(63,889)	(63,253)	(19,346)	(19,603)

Selling, general and administrative expenses	(90,796)	(83,427)	(25,268)	(23,314)
Depreciation and amortization	(96,279)	(95,386)	(24,468)	(23,926)
Other operating (expenses) / income	(690)	900	(2,591)	(631)
Operating share of the profit of associates and joint ventures	4,583	3,799	1,083	989
Impairment of non-current assets	148	(149)	148	(149)
Operating profit	114,188	109,021	27,318	27,074

Currency exchange gains / (loss)	2,106	(4,043)	403	(1,009)

Other (expenses)/income:
Finance income	4,356	5,587	732	1,971
Finance costs	(47,368)	(36,988)	(11,761)	(11,704)
Other (expenses) / income	(6,409)	3,542	(3,318)	1,339
Total other expenses, net	(49,421)	(27,859)	(14,347)	(8,394)
Profit before tax from continuing operations	66,873	77,119	13,374	17,671

Income tax expense	(15,750)	(15,395)	(3,183)	(1,401)

Profit for the period from continuing operations	51,123	61,724	10,191	16,270

Discontinued operation:
Profit/(Loss) after tax for the period from discontinued operation	3,976	(53,892)	(4,453)	(2,043)

Profit for the period	55,099	7,832	5,738	14,227

Profit for the period attributable to non-controlling interests	(858)	(984)	(193)	(65)
Profit for the period attributable to owners of the Company	54,241	6,848	5,545	14,162

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Unrecognised actuarial gain / (loss)	—	167	—	(61)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	8,668	7,735	7,724	2,815
Net fair value (loss) / gain on financial instruments	(237)	(103)	—	451
Other comprehensive income for the period	8,431	7,799	7,724	3,205
Total comprehensive income for the period	63,530	15,631	13,461	17,432
Less comprehensive income for the period attributable to the noncontrolling interests	(858)	(993)	(194)	(62)
Comprehensive income for the period attributable to owners of the Company	62,672	14,638	13,267	17,370
Weighted average number of common shares outstanding, in thousands - basic	1,780,935	1,873,563	1,772,834	1,837,425
Earnings per share attributable to the Group - basic:
EPS from continuing operations	28.22	32.42	5.64	8.82
EPS from discontinued operation	2.23	(28.76)	(2.51)	(1.11)
Total EPS - basic	30.45	3.66	3.13	7.71
Weighted average number of common shares outstanding, in thousands - diluted	1,783,617	1,875,721	1,774,448	1,839,147
Earnings per share attributable to the Group - diluted:
EPS from continuing operations	28.18	32.38	5.63	8.81
EPS from discontinued operation	2.23	(28.73)	(2.51)	(1.11)
Total EPS - diluted	30.41	3.65	3.12	7.70

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2019 AND 2018

(Amounts in millions of RUB)

	Twelve months ended	Twelve months ended
	December 31, 2019	December 31, 2018

Profit for the period	55,099	7,832

Adjustments for:
Depreciation and amortization	106,948	104,588

Finance income	(4,805)	(5,981)
Finance costs	48,711	38,165
Income tax expense	17,671	16,969

Currency exchange (gain) / loss	(5,628)	6,892

Change in fair value of financial instruments	7,412	(5,385)

Share of the profit of associates	(8,079)	(2,889)
Inventory obsolescence expense	2,207	3,326
Allowance for doubtful accounts	3,432	3,201
Bank reserves	4,329	493

Change in provisions	305	(1,473)
Provision for liability with respect to SEC and DOJ investigation	—	55,752
Loss from sale of Ukraine operations	5,499	—

Impairment of non-current assets	(148)	149

Other non-cash items	(6,882)	(3,479)

Movements in operating assets and liabilities:

(Increase)/Decrease in trade and other receivables and contract assets	(3,808)	438

Increase in bank deposits and loans	(34,452)	(15,367)

Decrease/(Increase) in inventory	3	(11,292)

(Increase)/Decrease in VAT receivable	(2,522)	72
Decrease in advances paid and prepaid expenses	3,478	1,429
Increase/(Decrease) in trade and other payables, contract liabilities and other liabilities	6,825	(59)
Increase in bank deposits and liabilities	27,823	4,100

Payment of fines and penalties related to SEC investigation into former operations in Uzbekistan	(55,607)	—
Dividends received	3,707	3,726

Income taxes paid	(23,943)	(19,777)
Interest received	5,263	10,016

Interest paid, net of interest capitalised	(46,186)	(37,056)
Net cash provided by operating activities	106,652	154,390

CASH FLOWS FROM INVESTING ACTIVITIES:

Acquisition of subsidiary, net of cash acquired	(2,052)	(3,444)

Purchases of property, plant and equipment	(68,465)	(64,731)

Purchases of other intangible assets	(23,016)	(21,751)

Cost to obtain and fulfill contracts	(4,651)	(4,764)

Purchases of 4G licenses in Ukraine and Armenia	(255)	(5,527)

Purchase of Avantage	—	(7,559)
Proceeds from sale of property, plant and equipment and assets held for sale	6,536	5,905

Purchases of short-term and other investments	(22,714)	(18,754)
Proceeds from sale of short-term and other investments	47,139	38,596

Investments in associates	(75)	(3,871)

Cash payments and proceeds related to SWAP contracts	(2,459)	6,892
Proceeds from sale of subsidiaries	37,386	619
Proceeds from sale / liquidation of associates	3,067	—
Other investing activities	5	—

Net cash used in investing activities	(29,554)	(78,389)

CASH FLOWS FROM FINANCING ACTIVITIES:

Cash flows from transactions under common control	(15,312)	(13,242)

Repayment of loans	(156,511)	(20,076)
Proceeds from loans	62,415	95,000

Repayment of notes	(189)	(27,983)
Proceeds from issuance of notes	72,500	27,550

Notes and debt issuance cost paid	(111)	(39)

Lease obligation principal paid	(15,154)	(13,577)

Dividends paid	(52,505)	(50,054)
Cash outflow under credit guarantee agreement related to foreign-currency hedge	—	(981)

Repurchase of own shares	(15,922)	(22,655)
Other financing activities	341	133

Net cash used in financing activities	(120,448)	(25,924)

Effect of exchange rate changes on cash and cash equivalents	(2,655)	3,412

NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS:	(46,005)	53,489

CASH AND CASH EQUIVALENTS, at beginning of the period	84,075	30,586

CASH AND CASH EQUIVALENTS, at end of the period	38,070	84,075

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Alexey Kornya
	Name:	Alexey Kornya
	Title:	CEO

Date: March 12th, 2020